Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Consolidated Financial Statements
For the year ended August 31, 2013

Filed: November 26, 2013

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the independent auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the “Internal Control – Integrated Framework (1992)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2013. Based on this evaluation, management has concluded that as at August 31, 2013, the Company’s internal control over financial reporting was effective.

Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in these audited annual consolidated financial statements for the year ended August 31, 2013.

Frank Hallam
Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2013 and August 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2013 and August 31, 2012, and the related notes and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2013 and August 31, 2012 and its financial performance and cash flows for the years ended August 31, 2013 and August 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
November 26, 2013

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

	August 31, 2013	August 31, 2012

ASSETS
Current
Cash and cash equivalents	$111,784	$17,665
Amounts receivable (Note 3)	6,931	4,700
Prepaid expenses and other assets	490	302
Total current assets	119,205	22,667
Restricted cash (Note 4 (a (i)))	10,155	30,512
Other assets	123	141
Performance bonds (Note 4 (a (ii)))	3,433	8,698
Exploration and evaluation assets (Note 5)	22,447	14,809
Property, plant and equipment (Note 4)	234,617	166,907
Total assets	$389,980	$243,734

LIABILITIES
Current
Accounts payable and accrued liabilities	$25,057	$7,778
Total current liabilities	25,057	7,778

Deferred income taxes (Note 15)	11,908	13,426
Asset retirement obligation (Note 6)	1,407	1,440
Total liabilities	38,372	22,644

EQUITY

Share capital (Note 7)	425,435	256,312
Contributed surplus	18,593	16,934
Accumulated other comprehensive income	(61,481)	(36,521)
Deficit	(85,349)	(55,318)
Equity attributable to shareholders of Platinum Group
Metals Ltd.	297,198	181,407
Non-controlling interest (Note 4(a (i)))	54,410	39,683
Total equity	351,608	221,090
Total equity and liabilities	$389,980	$243,734

CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 16)

Approved by the Board of Directors and authorized for issue on November 26, 2013

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of Canadian dollars, except for share data)

	Year	Year
	Ended	Ended
	August 31, 2013	August 31, 2012

EXPENSES
General and administrative (Note 11)	$6,937	$5,373
Foreign exchange loss	8,245	3,588
Stock compensation expense (Note 7)	1,166	2,006
Write-down of property, plant and equipment	-	442
Write-down of exploration and evaluation assets	548	413
	(16,896)	(11,822)
Finance income	5,002	3,943
Loss for the year before income tax	(11,894)	(7,879)
Income tax expense (Note 15)	(172)	(2,321)
Loss for the year	(12,066)	(10,200)
Other comprehensive loss
Foreign currency translation adjustment	(28,198)	(33,076)
Comprehensive loss for the year	$(40,264)	$(43,276)

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(12,369)	(10,588)
Non-controlling interests	303	388
	(12,066)	(10,200)

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(37,329)	(41,008)
Non-controlling interests	(2,935)	(2,268)
	(40,264)	(43,276)

Basic and diluted loss per common share	$(0.04)	$(0.06)
Weighted-average number of common shares outstanding - Basic and diluted	324,990,597	177,584,542

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)

	Common shares
	without par value					Attributable to
			Contributed	Accumulated other		Shareholders of	Non-controlling
	Shares	Amount	surplus	comprehensive loss	Deficit	Parent Company	interest	Total
Balance, August 31, 2011	177,584,542	256,312	13,816	(6,101)	(34,347)	229,680	31,568	261,248
Stock based compensation	-	-	3,118	-	-	3,118	-	3,118
Funding of non-controlling interest	-	-	-	-	(10,383)	(10,383)	10,383	-
Foreign currency translation adjustment	-	-	-	(30,420)	-	(30,420)	(2,656)	(33,076)
Net loss for the year	-	-	-	-	(10,588)	(10,588)	388	(10,200)
Balance, August 31, 2012	177,584,542	256,312	16,934	(36,521)	(55,318)	181,407	39,683	221,090
Stock based compensation	-	-	1,734	-	-	1,734	-	1,734
Share issuance - financing	225,000,000	180,000	-	-	-	180,000	-	180,000
Share issuance costs	-	(11,143)	-	-	-	(11,143)	-	(11,143)
Issued upon the exercise of options	175,000	266	(75)	-	-	191	-	191
Funding of non-controlling interest	-	-	-	-	(17,662)	(17,662)	17,662	-
Foreign currency translation adjustment	-	-	-	(24,960)	-	(24,960)	(3,238)	(28,198)
Net loss for the year	-	-	-	-	(12,369)	(12,369)	303	(12,066)
Balance, August 31, 2013	402,759,542	$425,435	$18,593	$(61,481)	$(85,349)	$297,198	$54,410	$351,608

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Year	Year
	Ended	Ended
	August 31, 2013	August 31, 2012
OPERATING ACTIVITIES
Loss for the year	$(12,066)	$(10,200)
Add items not affecting cash:
Depreciation	386	387
Foreign exchange loss	7,310	1,659
Deferred income tax expense	172	2,752
Write-down of property, plant and equipment	-	442
Write-down of exploration and evaluation assets	548	413
Stock compensation expense	1,166	2,006
Net change in non-cash working capital (Note 13)	2,195	34
	(289)	(2,507)

FINANCING ACTIVITIES
Share issuance	180,000	-
Share issuance Costs	(11,143)	-
Share issuance - stock options	184	-
	169,041	-

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(73,071)	(36,940)
Exploration expenditures, net of recoveries	(9,561)	(5,910)
South African VAT	(4,471)	(50)
Performance bonds	4,178	(6,878)
Restricted cash	16,336	8,013
	(66,589)	(41,765)
Net (decrease) increase in cash and cash equivalents	102,163	(44,272)
Effect of foreign exchange on cash and cash equivalents	(8,044)	(2,181)
Cash and cash equivalents, beginning of year	17,665	64,118
Cash and cash equivalents, end of year	$111,784	$17,665

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

1.          NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 platinum mine in South Africa, in which it held a 74% working interest as of August 31, 2013 and currently holds a right to acquire a 77.55% working interest. This working interest may, subject to the arbitration discussed below, increase further to 78.98% . A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows at August 31, 2013:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)
Mnombo Wethu Consultants (Pty) Limited. – Johannesburg, RSA (49.9% ownership)

Prior to October 18, 2013 the Company was working with a syndicate of international financial institutions (the “Lenders”) to complete a USD $260 million senior loan facility for the Project 1 platinum mine. Negotiations had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility would have been subject to the negotiation and execution of definitive documentation and satisfaction of conditions precedent. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the senior loan facility.

On October 18, 2013 the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a subsidiary of Wesizwe Platinum Ltd. which held a 26% interest in Project 1 through the operating company Maseve Investments 11 (PTY.) Ltd. (“Maseve”), informed the Company that it would not be funding its approximately USD $21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. Africa Wide was also to be a guarantor and obligor under the above mentioned senior loan facility.

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg joint venture and Waterberg Extension (defined herein). On November 8, 2013 the Company entered into a new mandate letter with three of the four Lenders for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was achieved up to Africa Wide’s announcement on October 18, 2013.

The closing and draw down of the new senior loan facility remains subject to finalization of a facility agreement and a number of conditions in the new mandate letter, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new senior loan facility under the terms and conditions of the new mandate letter will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under a new senior loan facility.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

There is no certainty that the Company will be able to successfully complete the new senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. Estimated break fees in the event of cancellation are $35,617 (Note 12).

2.          SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention.

The consolidated financial statements were approved by the Company’s Board of Directors.

The consolidated financial statements are presented in Canadian dollars.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Consolidation

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances, revenues and expenses are eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and Evaluation Assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until a build decision is made at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

Undivided interests in mineral properties acquired as a result of a joint exploration arrangement are recorded as exploration and evaluation assets.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of ‘development assets’ together with any related amount transferred from ‘exploration and evaluation assets’.

Property, plant and equipment are recorded at cost and are amortized on a straight line basis over the following periods:

Building	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Long lived assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

Income taxes

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Limited	Canadian dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States dollars

The Company’s presentation currency is the Canadian dollar (“$”).

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  Assets and liabilities are translated at the closing rate at the reporting date;
  Income and expenses are translated at average exchange rates for the period; and
  All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

Financial instruments

(i) Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable, restricted cash and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable and accrued liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii) Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i) IFRS 9 Financial Instruments

IFRS 9, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

(ii) IFRS 10 Consolidated Financial Statements

IFRS 10, consolidation requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company does not anticipate the adoption of IFRS 10 will have a significant impact on its consolidated financial statements and will adopt the standard as of September 1, 2013.

(iii) IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 11 will have a significant impact on its consolidated financial statements and intends to adopt the standard as of September 1, 2013.

(iv) IFRS 12, Disclosure of Interests in Other Entities

IFRS 12, Disclosures of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements and associates. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. The Company does not anticipate the adoption of IFRS 12 will have a significant impact on its consolidated financial statements and intends to adopt the standard as of September 1, 2013.

(v) IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. The Company does not anticipate the adoption of IFRS 13 will have a significant impact on its consolidated financial statements and intends to adopt the standard as of September 1, 2013.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Review of asset carrying values and impairment assessment; and
  Deferred tax assets and liabilities.

Each of these judgments and estimates is considered in more detail below.

Review of asset carrying values and impairment assessment

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any impairment indicators occurred in respect of the Company's long lived assets as at August 31, 2013, management took into account a number of factors such as changes in 4E basket prices, foreign exchange rates, capital expenditures, operating costs, increased costs of capital, and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. Management has concluded, based on this analysis, that it was not necessary to do a detailed assessment of whether any significant assets were impaired.

The judgements, estimates and assumptions used by management in assessing impairment indicators are based on current and forecast market conditions. Changes in the economic and operating conditions impacting these assumptions could result in the recognition of impairment charges in future periods.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

3.          AMOUNTS RECEIVABLE

	August 31, 2013	August 31, 2012
South African VAT	$5,713	$1,242
Other receivables	458	31
Interest	287	-
Expenditure advances	142	3,208
Canadian sales tax	73	131
Due from related parties (Note 10)	258	88
Total amounts receivable	$6,931	$4,700

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

4.          PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work- in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost
Balance as at August 31, 2011	$125,777	$3,432	$15,037	$4,338	$886	$1,811	$151,281
Additions	31,164	805	2,112	282	131	5,803	40,297
Disposals	-	-	-	-	(1)	(1)	(2)
Foreign exchange movement	(19,348)	(543)	(2,379)	(686)	(68)	(286)	(23,310)
Balance August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	42,041	26,168	-	-	823	21,332	90,364
Foreign exchange movement	(16,635)	(462)	(1,846)	(492)	(58)	(915)	(20,408)
Balance August 31, 2 013	$162,999	$29,400	$12,924	$3,442	$1,713	$27,744	$238,222

Accumulated Depreciation
Balance as at August 31, 2011	-	-	-	$32	$620	$96	$748
Additions	-	-	-	195	144	347	686
Disposals	-	-	-	-	(2)	(1)	(3)
Foreign exchange movement	-	-	-	(4)	(54)	(14)	(72)
Balance August 31, 2012	$-	$-	$-	$223	$708	$428	$1,359
Additions	-	-	-	179	157	2,034	2,370
Foreign exchange movement	-	-	-	(28)	(43)	(53)	(124)
Balance August 31, 2 013	$-	$-	$-	$374	$822	$2,409	$3,605

Net book value, August 31, 2012	$137,593	$3,694	$14,770	$3,711	$240	$6,899	$166,907
Net book value, August 31, 2013	$162,999	$29,400	$12,924	$3,068	$891	$25,335	$234,617

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

a)          Project 1

Project 1, is located in the Western Bushveld region of South Africa and is currently in development. Project 1 is classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a reorganization executed on April 22, 2010 the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide (a 100% owned subsidiary of Wesizwe Platinum Ltd.). In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds are classified as restricted cash. As of August 31, 2013, the balance of restricted cash is $10,155 ($30,512 – August 31, 2012). For every $74 spent by the Company on project requirements, a further $26 can be removed from the restricted cash to cover Africa Wide’s share of such costs. No work was carried out on Project 3 during the year.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $51,386 at August 31, 2013 ($39,683 – August 31, 2012), is accounted for as a non-controlling interest. See Note 16. “Subsequent Events” for details regarding changes to the ownership structure of Maseve after August 31, 2013.

ii.	Other financial information - Project 1

At August 31, 2013 the Company had $3,433 posted in cash for environmental performance guarantees in South Africa, of which approximately $3,363 relates to Project 1 ($8,698 – August 31, 2012). By agreement in October 2012 a third party insurer posted a bond in the amount of $6,008 (R58.5 million) to the credit of the Department of Mineral Resources (“DMR”) in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right. Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company will pay an annual fee of approximately $62 (R600,000) to the insurer as compensation.

5.          EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance August 31, 2012	$9,208	$5,601	$14,809
Additions	14,261	200	14,461
Writedowns	-	(548)	(548)
Recoveries	(5,124)	-	(5,124)
Foreign Exchange Movement	(1,151)	-	(1,151)
Balance August 31, 2013	$17,194	$5,253	$22,447

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
		August 31,	August 31,
		2013	2012
Project 3 - see note 4 (a)		$3,192	$3,648
Waterberg	Acquisition costs	$16	$10
	Exploration and evaluation costs	20,447	7,562
	Recoveries	(8,843)	(4,250)
Total Waterberg		$11,620	$3,322
Waterburg Extension		$347	$-
Sable	Acquisition costs	$8	$9
	Exploration and evaluation costs	1,003	1,147
	Recoveries	(1,011)	(1,156)
Total Sable		$-	$-
Warsprings	Acquisition costs	$127	$137
	Exploration and evaluation costs	3,386	3,870
	Recoveries	(2,112)	(2,414)
Total Warsprings		$1,401	$1,593
Tweespalk	Acquisition costs	$72	$74
	Exploration and evaluation costs	641	742
	Recoveries	(160)	(182)
Total Tweespalk		$553	$634
Other		$81	$11
Total South Africa Exploration		$17,194	$9,208

Waterberg JV

The Waterberg joint venture (“Waterberg JV”) property is located due north of the town of Mokopane (formerly Potgietersrus). The property consists of a registered new order prospecting right granted by the Government of South Africa in 2009 and which expired on September 1, 2012. An application for a three year renewal together with the required supporting documentation was filed with the DMR on time and duly acknowledged by the Regional Manager for Limpopo. The holder of a prospecting right may file an application for conversion of a current prospecting right into a mining right.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the West (1 farm for 39km2), North (1 farm for 63km2) and East (1 farm for 16km2) of the existing Waterberg JV property. In January 2013 the area under the new application to the east was added into the existing prospecting right by way of a Section 102 legal amendment. The prospecting rights to the farms to the west and north were officially granted by the DMR subsequent to August 31, 2013.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the Waterberg JV for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo was required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million). Under the terms of the October 2009 agreement the Company would retain a 37% share in the newly created Waterberg JV while Mnombo, a Black Economic Empowerment (“BEE”) partner, would earn the remaining 26% share.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of joint venture costs until the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg JV (after the JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company's effective project interest to 49.974% .

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement as described above. Following JOGMEC’s earn in the Company funded Mnombo’s USD $1.12 million share of costs and the earn-in phase of the joint venture ended in May 2012. Since then and up to August 31, 2013 an additional USD $18.58 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s 63% share of this work for a cost of USD $11.7 million with the remaining USD $6.88 million funded by JOGMEC. As of August 31, 2013 an amount of USD $0.5 million is due and receivable from JOGMEC against its 37% share of approved joint venture work.

Waterberg Extension

During 2012 the Company also applied to the DMR for further prospecting rights adjacent to the North and East of the existing Waterberg JV property (the “Waterberg Extension”). These extension area applications are not included in the existing Waterberg JV property. Upon grant by the DMR of the new prospecting license the Company would hold a direct 74% interest and Mnombo would hold a 26% interest, leaving the Company with an 86.974% effective interest. Prospecting licenses covering 489km2 of the applied for Waterberg Extension area were officially granted by the DMR subsequent to August 31, 2013 and exploration drilling on these rights commenced in October 2013 and continues at the time of publication of these financial statements. Permission to explore on several additional farms within the extension area is pending final approval by the DMR.

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately R42.0 million (approximately $6,000 in 2009) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for USD $690 per hectare. The Company pays annual prospecting fees to the vendors of USD $3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for USD $1,400.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

No work was carried out on the War Springs or Tweespalk properties during the period. The Company is considering future exploration programs or a possible sale of the project.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

CANADA

Properties	Aug 31, 2013	Aug 31, 2012

Ontario
Acquisition costs	$1,108	$1,224
Exploration and evaluation costs	2,281	2,659
Total Ontario	$3,389	$3,883

Providence
Acquisition costs	$106	$78
Exploration and evaluation costs	1,686	1,640
Total Providence	$1,792	$1,718

Total Newfoundland and Labrador	$72	$-

Total Canada Exploration	$5,253	$5,601

Thunder Bay, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. At the beginning of fiscal 2013, the Company held a 100% interest in a total of 360km2 in the Thunder Bay region; however during 2013 and in 2012 a number of peripheral claims and low priority properties were dropped and their associated deferred costs were written off. During fiscal 2013 the Company wrote off $548 in deferred acquisition and exploration costs for such properties and for the year ending August 31, 2012 the Company wrote off a further $88 in deferred acquisition and exploration costs for the same area. The core long term holdings in the Lac Des Iles area consist of the 8 claim Shelby Lake and South Legris properties and these have been maintained. These 8 claims are subject to 1.0% and 2.0% NSR, which the Company may buy back. Land holdings by the Company within the Thunder Bay Mining District at August 31, 2013 and to date total 276km2 .

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013. To date the first second and third year lease payments and application fees have been paid. Total acquisition costs were $106. As of August 31, 2013, the Company has spent $1,686 (August 31, 2012 - $1,640) toward exploration on the property.

Newfoundland and Labrador

On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador. The deal consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property.

In addition to the Mealy Lake Project, the Company also staked the Atikonak Property in southwestern Labrador to a total acquisition cost of $11.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

6.           ASSET RETIREMENT OBLIGATION

There was an increase in the net present value of the asset retirement obligation (”ARO”) during the year ended August 31, 2013, due mainly to ongoing construction work on Project 1. At August 31, 2013, the ARO is estimated based on a total future liability of approximately R 21.4 million (August 31, 2012 – R 19.0 million). A discount rate of 8.50% and an inflation rate of 6.4%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance August 31, 2011	$645
Increased estimate future obligation	821
Accreition expense	82
Foreign exchange gain	(108)
Balance August 31, 2012	$1,440
Increased estimated future obligation	39
Accretion expense	108
Foreign exchange gain	(180)
Balance August 31, 2013	$1,407

7.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value.

	(b)	Issued and outstanding

At August 31, 2013, there were 402,759,542 shares outstanding.

During the year ended August 31, 2013, the Company closed an offering of 225,000,000 shares for net proceeds to the Company of $168,857 after underwriters’ fees and other costs of the offering.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,354,000	1.22
Expired	(875,000)	2.49
Cancelled	(970,000)	2.06
Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,809,000	0.93
Exercised	(175,000)	1.05
Expired	(800,000)	4.35
Cancelled	(785,000)	1.53
Options outstanding at August 31, 2013	15,808,500	$1.58

		Average
Number Outstanding		Remaining
and Exercisable at	Exercise	Contractual
August 31, 2013	price	Life (Years)
3,324,000	0.96	4.02
25,000	1.00	3.82
35,000	1.03	4.15
100,000	1.05	4.75
100,000	1.20	3.35
3,559,000	1.30	3.21
75,000	1.38	3.47
992,000	1.40	1.00
1,017,000	1.60	0.12
3,739,000	2.05	2.68
2,392,500	2.10	2.24
50,000	2.20	2.27
100,000	2.41	0.46
250,000	2.36	0.35
50,000	2.57	2.35
15,808,500		2.72

The stock options outstanding have an intrinsic value of $719 at August 31, 2013.

During the year ended August 31, 2013, the Company granted 3,809,000 stock options (August 31, 2012 – 4,354,000). The Company recorded $1,734 ($1,166 expensed and $568 capitalized to development costs) of compensation expense in the year ended August 31, 2013 (year ended August 31, 2012 - $3,118 ($2,006 expensed and $1,112 capitalized to mineral properties)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2013 and 2012:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

	August 31, 2013	August 31, 2012
Risk-free interest rate	1.34%	1.44%
Expected life of options	3.5	3.5
Annualized volatility	64%	83%
Forfeiture rate	3%	0%
Dividend rate	0.00%	0.00%

8.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2013, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. However, the Company is currently working to arrange and secure debt financing for its Project 1 in South Africa. If the debt financing is completed, the Company will become subject to externally imposed capital requirements and restrictions on the use or disposition of its assets.

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)           Credit risk

(i)             Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)            Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is not restricted. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)           Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the Department of Mineral Resources in South Africa as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (2002) and the Company’s environmental management programme.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. The Company has no credit facilities in place at this time; however a debt financing for the next stage of the Company’s Project 1 platinum mine is currently being sought by the Company.

Prior to October 18, 2013 the Company was working with the Lenders to complete a USD $260 million senior loan facility for the Project 1 platinum mine. Negotiations had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility would have been subject to the negotiation and execution of definitive documentation and satisfaction of conditions precedent. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the senior loan facility.

On October 18, 2013 the Company’s BEE partner, Africa Wide, which held a 26% interest in Project 1 through the operating company Maseve, informed the Company that it would not be funding its approximately USD $21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. Africa Wide was also to be a guarantor and obligor under the above mentioned senior loan facility.

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein Africa Wide will not be a guarantor and obligor. On November 8, 2013 the Company entered into a new mandate letter with three of the four Lenders for a revised USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was completed up until October 18, 2013.

The closing and draw down of the new senior loan facility remains subject to finalization of a facility agreement and a number of conditions in the new mandate letter, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new senior loan facility under the terms and conditions of the new mandate will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under the senior loan facility.

There is no certainty that the Company will be able to successfully complete the revised senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. The issuance of additional equity capital, if available, to fund project capital requirements and a cost overrun facility may result in substantial dilution to existing shareholders.

(c)           Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

	August 31, 2013	August 31, 2012
	Canadian Dollar value	Canadian Dollar
	of South African	value of South
	Rand and US Dollar	African Rand and US
	balances	Dollar balances
Cash and cash equivalents	$90,341	$9,351
Accrued Liabilities	(471)	-
	$89,870	$9,351

The Company's net loss is affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2013, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate and United States dollar would give rise to a decrease/increase in income for the year presented of approximately $8.99 million. At August 31, 2013, the company held approximately R 676.1 million in cash (August 31, 2012 – R75.1million).

(d) Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2013, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $1,219.

At August 31, 2013, the carrying amounts of cash and cash equivalents, amounts receivable, restricted cash, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the year ended August 31, 2013, $168 ($168 – August 31, 2012) was paid to independent directors for directors’ fees and services. At August 31, 2013, $nil was included in accounts payable ($34 – August 31, 2012).

(b)

During the year ended August 31, 2013, the Company accrued or received payments of $102 ($102 – August 31, 2012) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $83 ($81 – August 31, 2012) due from WKM.

(c)

During the year ended August 31, 2013, the Company accrued or received payments of $108 ($140 – August 31, 2012) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $166 ($26 – August 31, 2012) due from NE.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

(d)

The Company had an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the year ended August 31, 2013 the Company paid Anthem $161 under the office lease agreement ($126 – August 31, 2012).

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2013 and 2012 is as follows:

	Year ending	Year ending
	August 31, 2013	August 31, 2012
Salaries	$1,923	$1,496
Share-based payments	472	1,543
Total	$2,395	$3,039

11.	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ending	Year ending
	August 31,	August 31,
	2013	2012
Salaries and benefits	$2,540	$1,924
Professional/consulting fees	1,476	1,341
Travel	601	823
Depreciation	386	387
Insurance	178	157
Rent	304	121
Regulatory fees	498	263
Other	954	357
Total	$6,937	$5,373

12.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $3,251 to August 31, 2020. The Company also has commitments for Project 1 related insurance coverage totaling approximately $61 over the next year.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,634 at August 31, 2013) to fiscal 2014. The Company has paid R51.71 million ($5,321 at August 31, 2013), therefore R90.51 million ($9,313 at August 31, 2013) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

Tenders for the Primary Mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1.167 million ($120 million at August 31, 2013) over the next two years.

From period end the aggregate commitments are as follows:

Payments by period in Canadian Dollars
	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years
Lease Obligations	403	861	964	1,023	3,251
Eskom–Power(1)	9,313	-	-	-	9,313
Magalies Water	14,536	-	-	-	14,536
Insurance contracts	61	-	-	-	61
Concentrator Plant & Surface
Infrastructure	28,236	3,819	-	-	32,055
Mining Development	47,866	33,132	-	-	80,998
Mining Equipment	6,975	76	-	-	7,051
Totals	$ 107,390	$ 37,888	$ 964	$ 1,023	$ 147,265

Explanatory Notes:

(1)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company received connection and service for a 10MVA construction power supply in October 2013. A total 40 MVA production power supply is now planned for delivery in stages to 2017. Remaining connection fees and guarantees for the full service total Rand total 90.5 million ($9,313 at August 31, 2013).

The above contracts are subject to the following estimated break fees in the event of cancellation:

Concentrator Plant & Surface Infrastructure	$14,097
Mining Development	10,012
Mining Equipment	6,382
Other Property Expenditures	5,126
Total	$35,617

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

13.       SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

	Year ended	Year ended
	August 31, 2013	August 31, 2012
Amounts receivable, prepaid expenses and other assets	$2,218	$(654)
Accounts payable and accrued liabilities	(23)	688
	$2,195	$34

14.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	August 31, 2013	August 31, 2012

Canada	$115,328	$25,490
South Africa	274,652	218,244
	$389,980	$243,734

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

Loss attributable to the shareholders of Platinum Group Metals Ltd.

	August 31, 2013	August 31, 2012
Canada	$(12,305)	$(9,900)
South Africa	(64)	(688)
	$(12,369)	$(10,588)

15.	INCOME TAXES

The income taxes shown in the consolidated statement of earnings differ from the amounts obtained by applying statutory rates to the earnings before the provision for income taxes due to the following:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

	2013	2012
	Amount	Amount
	$	$
Loss before income taxes	11,894	7,879

Income tax recovery at statutory rates	(3,023)	(2,009)
Difference in foreign tax rates	22	56
Non-deductible expenses	1,404	1,616
Changes in unrecognized deferred tax assets and other	1,769	2,658

Income tax expense	172	2,321

Income tax expense consists of:
Current income taxes	-	(431)
Deferred income taxes	172	2,752
	172	2,321

The significant components of the Company's net deferred income tax liabilities are as follows:
	2013	2012

Mineral properties	(29,269)	(27,312)
Loss carryforwards and other	17,361	13,886
	(11,908)	(13,426)

Unrecognized deductible temporary differences, unused tax and unused tax credits losses are attributed to the following:

	2013	2012

Unused tax losses	45,084	31,044
Carrying value of tangible in excess of tax basis	4,273	3,633
Share issuance costs	12,291	5,714
Foreign loans and unrealized foreign exchange and other	55,486	27,774

The Company has operating loss carry-forwards that may be available for tax purposes in Canada totaling $37,836 (August 31, 2012 - $31,044) expiring between 2014 and 2033.

16.       SUBSEQUENT EVENTS

The following events occurred subsequent to year end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, informed the Company that they would not be funding their share of a budget and cash call unanimously approved by the board of directors of the Project 1 operating company Maseve. Africa Wide was also to provide their 26% share of a cost overrun facility and working capital, as well as be a guarantor and obligor, to a planned USD $260 senior loan facility.

  Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg JV and the Waterberg Extension. On November 11, 2013 the Company announced that a new mandate with three of the four Lenders had been entered into for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was achieved up until October 18, 2013.

  The closing and draw down of the new senior loan facility remains subject to finalization of definitive documentation and a number of other conditions in the new mandate, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The revised senior loan facility under the terms and conditions of the new mandate will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under the senior loan facility, thereby further diluting Africa Wide.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2013
(in thousands of Canadian dollars unless otherwise noted)

  There is no certainty that the Company will be able to successfully complete the revised senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

  As a result of the above failure to fund their share of the above mentioned cash call, and as determined in accordance with the dilution provisions of the Maseve Shareholder’s Agreement, the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.55%, reducing their shareholding, in their opinion, to 22.45%. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to dilute Africa Wide by 3.55% with the possible further dilution of 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholder’s Agreement.

  As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in Mining Rights of good standing, the Company immediately advised the DMR of Africa Wide’s decision and the dilution implications as a result thereof. The DMR has provided the Company with assurance that it will apply the provisions of the Minerals and Petroleum Development Act 28 of 2002 related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE holding company.

  Subsequent to year end, in October 2013, the Company received the formal grant of prospecting rights applied for as additions to the Waterberg JV property and to a majority of the prospecting rights comprising the Waterberg Extension. Exploration activities commenced in October 2013. See Note 5. “Exploration and Evaluation Assets” above for more detail.